Exhibit 99.4

PRESS RELEASE

TotalEnergies’ Statement on its Investments in India

Paris, February 3, 2023 – Following the allegations against Adani Group published by the Hindenburg Research company on January 24, 2023, TotalEnergies wishes to bring the following information regarding its joint investments in India in partnership with Adani since 2018.

TotalEnergies’ investments in Adani’s entities were undertaken in full compliance with applicable – namely Indian – laws, and with TotalEnergies’ own internal governance processes. The due diligence, which were carried out to TotalEnergies’ satisfaction, were consistent with best practices, and all relevant material in the public domain was reviewed, including the detailed disclosures to regulators required under applicable laws. TotalEnergies welcomes the announcement by Adani to mandate one of the "big four" accounting firms to carry out a general audit.

The entities TotalEnergies has invested in with Adani are managed in accordance with applicable regulations. The day-to-day operations of the entities listed in India, Adani Total Gas Limited (ATGL) and Adani Green Energy Limited (AGEL), are managed by independent teams of professional managers, and their boards are composed of at least 50% independent and non-executive directors (5/9 for ATGL and 5/10 for AGEL). S. R. Batliboi & Co. LLP, a member company of the international financial audit firm EY is AGEL’s statutory auditor.

The following table lists TotalEnergies’ current stakes in ventures with Adani:

Adani Total Private Limited	50%
Adani Total Gas Limited (listed)	37.4%
Adani Green Energy Limited (listed)	19.75%
AGEL23	50%

TotalEnergies’ exposure resulting from these stakes is limited, as it represents 2.4% ($3.1 billion at December 31, 2022) of the Company’s capital employed and only 180 M$ of net operating income in 2022. These investments being accounted for under the equity method, TotalEnergies has not performed any re-evaluation in its accounts of its stakes in the listed entities ATGL and AGEL in relation to the increase in their stock values.

About TotalEnergies’ partnerships with Adani Group

In 2018, TotalEnergies and Adani Group embarked on an energy partnership with the development of a joint LNG business, Adani Total Private Limited (ATPL). ATPL aims to develop the Dhamra LNG regasification terminal – which is expected to start operations in Q2 2023 – and to market LNG.

In 2019, TotalEnergies announced the acquisition of a 37.4% stake in the listed entity Adani Total Gas Limited, a city gas distribution business. As of end 2022, ATGL operated 33 city gas licenses and some 380 compressed natural gas (CNG) stations.

In 2020, TotalEnergies and Adani Group extended their relationship, with the acquisition by TotalEnergies of a 20% minority interest in the listed company Adani Green Energy Limited, and a 50% stake in a 2.35 GWac portfolio of operating solar assets owned by AGEL (AGEL23), for a total investment of $2.5 billion. AGEL has around 7 GWac in operation, 10 GWac in construction and 3 GWac in late development.

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).